

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Michael Mettee
Chief Financial Officer
FB Financial Corp
211 Commerce Street, Suite 300
Nashville, Tennessee 37201

> **Re: FB Financial Corp**
> **Form 10-K for Fiscal Year ended December 31, 2019**
> **Form 8-K filed October 26, 2020**
> **File No. 001-37875**

Dear Mr. Mettee:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance